Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Years Ended December 31
	2006	2005	2004	2003	2002
	(Unaudited)
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and minority interest	$28,371	23,547	14,369	8,337	2,141
Distributions less than equity in earnings of fifty-percent-or-less-owned companies	(962)	(1,785)	(780)	(52)	3
Fixed charges, excluding capitalized interest*	1,411	747	758	1,019	850
	$28,820	22,509	14,347	9,304	2,994

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$1,087	497	546	844	566
Capitalized interest	458	395	430	327	232
Preferred dividend requirements of subsidiary and capital trusts	—	—	—	—	38
Interest portion of rental expense	233	188	174	149	181
Interest expense relating to guaranteed debt of fifty-percent-or-less-owned companies	—	—	9	1	16
Interest expense relating to guaranteed debt of greater than fifty-percent-owned companies	—	—	—	—	3
	$1,778	1,080	1,159	1,321	1,036
Ratio of Earnings to Fixed Charges	16.2	20.8	12.4	7.0	2.9

*Includes amortization of capitalized interest totaling approximately $92 million in 2006, $62 million in 2005, $29 million in 2004, $25 million in 2003, and $46 million in 2002.

Earnings available for fixed charges include, if any, the company’s equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable.  Fixed charges include the company’s proportionate share, if any, of interest relating to the contingent debt.

Earnings available for fixed charges include, if any, 100 percent of the losses of companies owned greater than fifty percent that have debt for which the company is contingently liable.  Fixed charges include 100 percent of interest and capitalized interest, if any, relating to the contingent debt.